SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Neuberger Berman High Yield Strategies Fund Inc.

Address of Principal
Business Office:	605 Third Avenue, 2nd Floor
New York, NY 10158

Telephone Number:	(212) 476-9000

Name and Address of Agent
for Service of Process:	CSC-Lawyers Incorporating Service Company
7 St. Paul Street, Suite 1660
Baltimore, MD 21202

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: ___ Yes X No

Item 1.	Exact Name of registrant.

Neuberger Berman High Yield Strategies Fund Inc.

Item 2.	Name of State under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant was organized under the laws of the State of Maryland on March 18, 2010.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Corporation

Item 4.	Classification of registrant (face amount certificate company, unit investment trust, or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is registering as a “closed-end” company or an “open-end” company;

Registrant is registering as a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is registering as a non-diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Neuberger Berman Management LLC
605 Third Avenue, 2nd Floor
New York, NY 10158

Neuberger Berman Fixed Income LLC
605 Third Avenue, 2nd Floor
New York, NY 10158

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

	Joseph V. Amato	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

	John Cannon	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

	Faith Colish	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

	Robert John Conti	Director; President
605 Third Avenue, 2nd Floor
New York, New York 10158

	Martha Clark Goss	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

	C. Anne Harvey	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

	Robert A. Kavesh	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

	Michael Mark Knetter	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

	Howard A. Mileaf	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

	George Wyman Morriss	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

	Edward I. O’Brien	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

Jack Leon Rivkin	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

Cornelius T. Ryan	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

Tom Decker Seip	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

Candace L. Straight	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

Peter Paul Trapp	Director
605 Third Avenue, 2nd Floor
New York, New York 10158

Andrew B. Allard 605 Third Avenue, 2nd Floor	Anti-Money Laundering Compliance Officer
New York, New York 10158

Claudia Ann Brandon	Secretary
605 Third Avenue, 2nd Floor
New York, New York 10158

Maxine L. Gerson	Executive Vice President
605 Third Avenue, 2nd Floor
New York, New York 10158

Sheila R. James	Assistant Secretary
605 Third Avenue, 2nd Floor
New York, New York 10158

Brian Kerrane	Vice President
605 Third Avenue, 2nd Floor
New York, New York 10158

Kevin Lyons	Assistant Secretary
605 Third Avenue, 2nd Floor
New York, New York 10158

Owen F. McEntee, Jr.	Vice President
605 Third Avenue, 2nd Floor

New York, New York 10158

	John M. McGovern	Treasurer
	605 Third Avenue, 2nd Floor	Principal Financial and
	New York, New York 10158	Accounting Officer

	Andrew Provencher	Vice President
605 Third Avenue, 2nd Floor
New York, New York 10158

	Frank Rosato	Assistant Treasurer
605 Third Avenue, 2nd Floor
New York, New York 10158

	Neil S. Siegel	Vice President
605 Third Avenue, 2nd Floor
New York, New York 10158

	Chamaine Williams	Chief Compliance Officer
605 Third Avenue, 2nd Floor
New York, New York 10158

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

	(a)	state the name and address of each sponsor of registrant;

Not Applicable

	(b)	state the name and address of each officer and director of each sponsor of registrant;

Not Applicable

	(c)	state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.
	(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

	(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable

	(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes

	(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e)
If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10.	State the current value of registrant’s total assets.

Zero (0)

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 18th day of March, 2010.

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.

By:	/s/	Robert Conti
Robert Conti
President and Director

Attest:	/s/ Claudia A. Brandon
Claudia A. Brandon
Secretary